Filed Pursuant to Rule 424(b)(2)

Registration No. 333-272447

Pricing Supplement dated July 31, 2024
(To Prospectus Supplement dated September 5, 2023
and Prospectus dated September 5, 2023)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$25,000,000 Range to Floating Rate Notes Linked to Compounded SOFR due August 5, 2026

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $25,000,000 aggregate principal amount of Range to Floating Rate Notes Linked to Compounded SOFR (as defined herein, “Compounded SOFR” or the “Reference Rate”) due August 5, 2026 (CUSIP 13607XSS7 / ISIN US13607XSS70) (the “Notes”).

At maturity, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest. Interest will be paid quarterly on February 5, May 5, August 5 and November 5 of each year, commencing on November 5, 2024 and ending on the Maturity Date. The Notes will accrue interest during the following periods of their term at the following rates per annum:

(i) From and including the Original Issue Date to but excluding February 5, 2025:

(a) 5.65% per annum if Compounded SOFR is at or below 4.00% on the applicable Interest Determination Date;

(b) 5.55% per annum if Compounded SOFR is above 4.00% on the applicable Interest Determination Date.

(ii) From and including February 5, 2025 to but excluding the Maturity Date:

the sum of Compounded SOFR on the applicable Interest Determination Date and 0.60%, subject to a Minimum Rate of 0.00%.

The Notes will be issued in minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof.

The Notes will not be listed on any securities exchange.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The Notes are not bail-inable debt securities (as defined on page 6 of the accompanying prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks not associated with an investment in ordinary debt securities. See the “Additional Risk Factors” beginning on page PS-6 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the prospectus.

	Price to Public (Original Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$1.00	$999.00
Total	$25,000,000.00	$25,000.00	$24,975,000.00
(1)	Because certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the Notes in these accounts will be $999.00 per Note.

(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $1.00 (0.10%) per $1,000 principal amount of the Notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on August 5, 2024 against payment in immediately available funds.

CIBC Capital Markets

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated September 5, 2023 (the “prospectus”) and the prospectus supplement dated September 5, 2023 (the “prospectus supplement”), each relating to our Senior Global Medium-Term Notes, of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the prospectus supplement and the prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying prospectus supplement and the prospectus, and in the documents referred to in these documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Prospectus supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

•	Prospectus dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

PS-2

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Range to Floating Rate Notes Linked to Compounded SOFR due August 5, 2026

Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:	$25,000,000

Currency:	U.S. Dollars (“$”)

Term:	2 years

Trade Date:	July 31, 2024

Original Issue Date:	August 5, 2024

Maturity Date:	August 5, 2026, subject to postponement as described in “—Business Day Convention” below.

Interest Rate (per Annum):

(i) From and including the Original Issue Date to but excluding February 5, 2025:

(a) 5.65% per annum if Compounded SOFR is at or below 4.00% on the applicable Interest Determination Date;

(b) 5.55% per annum if Compounded SOFR is above 4.00% on the applicable Interest Determination Date.

(ii) From and including February 5, 2025 to but excluding the Maturity Date (the “Floating Rate Payment Period”):

the sum of Compounded SOFR on the applicable Interest Determination Date and 0.60%, subject to the Minimum Rate.

Interest Period:	Quarterly; the period from and including the Original Issue Date to but excluding the immediately following scheduled Interest Payment Date, and each successive period from and including a scheduled Interest Payment Date to but excluding the next scheduled Interest Payment Date.

Reference Rate:

Compounded SOFR, with respect to any Interest Period, means the rate of return of a daily compound interest investment computed in accordance with the following formula:

(Quarterly Compounded SOFR Factor - 1) × 360/Number of calendar days in the Interest Period.

The Reference Rate is subject to the fallback provisions described in “Description of the Notes We May Offer – Interest Rates – Floating Rate Notes – SOFR Notes – Effect of a Benchmark Transition Event for Compounded SOFR Notes” in the accompanying prospectus supplement.

PS-3

Quarterly Compounded SOFR Factor:	Equal to the product of each Daily Compounded SOFR Factor observed in the Interest Period.

Daily Compounded SOFR Factor:

With respect to any Banking Day during the Interest Period, the Daily Compounded SOFR Factor will be equal to the following:

1 + (SOFR observed on the Lookback Date corresponding to such Banking Day x number of calendar days from and including such Banking Day to, but excluding, the following Banking Day/360)

SOFR:

SOFR means, with respect to any U.S. Government Securities Business Day (as defined on page S-42 of the accompanying prospectus supplement), (1) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator’s website or any successor source at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day; (2) if the rate specified in (1) above does not so appear and a “Benchmark Transition Event,” as defined in “Description of the Notes We May Offer – Interest Rates – Floating Rate Notes – SOFR Notes – Effect of a Benchmark Transition Event for Compounded SOFR Notes” in the accompanying prospectus supplement, has not occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s website or any successor source.

SOFR will not be published in respect of any day that is not a U.S. Government Securities Business Day, such as a Saturday, Sunday or holiday and, by definition, any Banking Day will constitute a U.S. Government Securities Business Day. For this reason, in determining Compounded SOFR in accordance with the specified formula and other provisions set forth herein, the daily SOFR rate applied for any Banking Day in the Interest Period that immediately precedes one or more days that are not Banking Days in the Interest Period will be multiplied by the number of calendar days from and including such Banking Day to, but excluding, the following Banking Day.

SOFR Administrator:	The Federal Reserve Bank of New York (or a successor administrator of the Secured Overnight Financing Rate).

Lookback Date:	With respect to any Banking Day during the Interest Period, the date that is five Banking Days prior to such Banking Day.

Banking Day:	Any weekday that is a U.S. Government Securities Business Day.

Minimum Rate:	0.00% per annum

Interest Determination Date:	With respect to any Interest Period, the fifth U.S. Government Securities Business Day immediately preceding the related Interest Payment Date.

Interest Reset Dates:	Quarterly, on February 5, May 5, August 5 and November 5 of each year, commencing on August 5, 2024 and ending on May 5, 2026, each of which is the first day of the related Interest Period.

Interest Payment Dates:	Quarterly, payable in arrears on February 5, May 5, August 5 and November 5 of each year, commencing on November 5, 2024 and ending on the Maturity Date, subject to postponement as described in “—Business Day Convention” below.

Day Count Fraction:	Actual/360, following

PS-4

Record Date:	Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding each Interest Payment Date, which we refer to as a “regular record date,” except that the interest due at maturity will be paid to the persons in whose names the Notes are registered on the Maturity Date.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Ranking:	Senior, unsecured

Business Day Convention:	Following. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Period.

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.

CUSIP/ISIN:	13607XSS7 / US13607XSS70

Fees and Expenses:	The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes.

Withholding:	The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

PS-5

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.

Structure Risks

The Interest Rate for Each Interest Period Is Variable and May Be as Low as the Minimum Rate for Any Interest Period During the Floating Rate Payment Period.

You will receive interest on the applicable Interest Payment Date at the Interest Rate calculated on the corresponding Interest Determination Date, which may be as low as the Minimum Rate if such Interest Period is during the Floating Rate Payment Period. The Interest Rate applicable to each Interest Period during the first 6 months of the Notes will be 5.65% or 5.55% per annum depending on if the Compounded SOFR calculated on the applicable Interest Determination Date is at or below or above 4%. The Interest Rate applicable to each Interest Period during the Floating Rate Payment Period will fluctuate because it is equal to the sum of Compounded SOFR calculated on the applicable Interest Determination Date and 0.60%, subject to the Minimum Rate. If Compounded SOFR calculated on any Interest Determination Date during the Floating Rate Payment Period were less than -0.60%, the Interest Rate for the relevant Interest Period would be equal to the Minimum Rate. Compounded SOFR, on which the Interest Rate for each Interest Period is based, will vary and may be less than -0.60% for most or all of the Interest Determination Dates during the Floating Rate Payment Period, and you may receive interest at the Minimum Rate on most or all of the Interest Payment Dates during the Floating Rate Payment Period. The return on the Notes may be lower than the return on conventional debt securities of comparable maturity.

You Will Not Know the Interest Rate for Each Interest Period Until the End of that Interest Period.

The Reference Rate is compounded in arrears. Unlike forward-looking term rates, the Interest Rate for each Interest Period will be calculated at the end of that Interest Period.

The Repayment of the Principal Amount Applies Only at Maturity.

The Notes offer repayment of the principal amount only if you hold your Notes until the Maturity Date. If you sell the Notes prior to maturity, you may lose some of the principal amount.

Reference Rate Risks

The Occurrence of a Benchmark Transition Event Could Adversely Affect the Return (if any) on the Notes.

A Benchmark Transition Event (as defined in “Description of the Notes We May Offer – Interest Rates – Floating Rate Notes – SOFR Notes – Effect of a Benchmark Transition Event for Compounded SOFR Notes” in the accompanying prospectus supplement) could occur during the term of the Notes. Any resulting alternative replacement and Calculation Agent adjustments and determinations, as described in “Description of the Notes We May Offer – Interest Rates – Floating Rate Notes – SOFR Notes – Effect of a Benchmark Transition Event for Compounded SOFR Notes” in the accompanying prospectus supplement, could adversely affect the value of and the return on your Notes.

The Secured Overnight Financing Rate (“SOFR”) Is a Relatively New Market Index and as the Related Market Continues to Develop, There May Be an Adverse Effect on the Return on or Value of the Notes; SOFR May Be Modified or Discontinued.

The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change, or discontinuance may result in a reduction of the interest or other applicable payments payable on the Notes and a reduction in the trading price of the Notes.

SOFR Has a Very Limited History, and the Future Performance of SOFR Cannot Be Predicted Based on Historical Performance.

The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis

PS-6

inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates.

SOFR May Be More Volatile Than Other Benchmark or Market Rates.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as the U.S. dollar LIBOR Rate, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data.

Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.

SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury Repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market.

The Secondary Trading Market for Securities Linked to SOFR May Be Limited.

Since SOFR is a relatively new market index, SOFR-linked securities likely will have no established trading market when issued or otherwise, and an established trading market may never develop or may not be very liquid. If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the spread over the reference rate reflected in the benchmark transition provisions, may evolve over time, and as a result, trading prices of the Notes may be lower than those of later-issued securities that are based on SOFR. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Historical Levels of SOFR Do Not Guarantee Future Levels.

The historical levels of SOFR do not guarantee its future levels. It is not possible to predict whether SOFR will rise or fall during the term of the Notes.

Conflicts of Interest

Certain Business, Trading and Hedging Activities of Us, CIBCWM and Our Other Affiliates May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We, CIBCWM or one or more of our other affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict of interest between your interest in the Notes and the interests we, CIBCWM or one or more of our other affiliates may have in our or their proprietary accounts. We, CIBCWM and our other affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, CIBCWM and our other affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. We expect to hedge our obligations under the Notes through CIBCWM, one of our other affiliates and/or another unaffiliated counterparty, which may include any dealer from which you purchase the Notes. In connection with such activities, the economic interests of us, CIBCWM and our other affiliates may be adverse to your interests as an investor in the Notes. Any of these activities may adversely affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, CIBCWM, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, CIBCWM, our other affiliates or any unaffiliated counterparty receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. We, CIBCWM, our other affiliates or any unaffiliated

PS-7

counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the Interest Rate and decide the amount of your payment for any Interest Payment Date on the Notes. The Calculation Agent will exercise its judgment when performing its functions. Because determinations made by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination.

In addition, and without limiting the generality of the previous paragraph, the Calculation Agent may make certain determinations if a “Benchmark Transition Event” (as discussed under “Additional Terms of the Notes” below) occurs or it may administer a successor rate in certain circumstances as also described herein. For the avoidance of doubt, any decision made by the Calculation Agent will be effective without consent from the holders of the Notes or any other party. Potential conflicts of interest may exist between the Bank, the Calculation Agent and holders of the Notes. All determinations made by the Calculation Agent in such a circumstance will be conclusive for all purposes and binding on the Bank and holders of the Notes. In making these potentially subjective determinations, the Bank and/or the Calculation Agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your Notes. Because the continuation of SOFR on the current basis cannot and will not be guaranteed, the Calculation Agent is likely to exercise more discretion in respect of calculating interest payable on the Notes than would be the case in the absence of such a need to select a successor rate.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” and “Certain Canadian Income Tax Considerations” in this pricing supplement.

General Risks

Payments on the Notes Are Subject to Our Credit Risk, and Actual or Perceived Changes in Our Creditworthiness Are Expected to Affect the Value of the Notes.

The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the interest payments and the return of the principal amount at maturity, depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which CIBCWM or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by CIBCWM as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect a Trading Market for the Notes to Develop.

The Notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop for the Notes. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your Notes.

PS-8

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

PS-9

THE SECURED OVERNIGHT FINANCING RATE

All information regarding SOFR set forth in this document has been derived from publicly available information. Neither we nor any of our affiliates have independently verified the accuracy or the completeness of all information regarding SOFR that we have derived from publicly available sources. Neither we nor any of our affiliates are under any obligation to update, modify or amend all information regarding SOFR or the historical performance of SOFR.

Historical Performance of SOFR

The following graph sets forth of the historical performance of SOFR for the period from January 1, 2019 to July 30, 2024. On July 30, 2024, the rate of SOFR was 5.33%. We obtained the rates below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of should not be taken as an indication of its future performance, and no assurances can be given as to SOFR at any time during the term of the Notes. We cannot give you assurance that the sum of 0.60% and the Compounded SOFR calculated on any Interest Determination Date during the Floating Rate Payment Period will outperform the Minimum Rate.

Historical Performance of SOFR

Source: Bloomberg

PS-10

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus, which you should carefully review prior to investing in the Notes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This summary applies only to holders that acquire their Notes in this offering for a price equal to the original offering price and hold such Notes as capital assets. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof. This discussion is based upon current provisions of the Internal Revenue Code (the “Code”), existing and proposed U.S. Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, any locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The U.S. federal income tax considerations of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent payment debt instruments. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes.

The expected characterization of the Notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the Note in a manner that results in tax consequences to you that are different from those described above or in the accompanying Prospectus. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the Notes for U.S. federal income tax or other tax purposes.

U.S. Holders

We intend to treat the Notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest a U.S. Holder is required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules may generally have the effect of requiring a U.S. Holder to include amounts in income in respect of the Notes prior to the receipt of cash attributable to such income. We have determined that the comparable yield for the Notes will be equal to 4.95% per annum, compounded annually. A U.S. Holder is required to use the comparable yield and projected payment schedule that we compute in determining interest accruals in respect of the Notes, unless such holder timely discloses and justifies on their U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a Note for $1,000 and holds the Note until maturity will be required to pay taxes on the following amount of ordinary income in respect of the Notes in each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 Note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 Note) as of End of Accrual Period
August 5, 2024 through December 31, 2024	$19.6997	$19.6997
January 1, 2025 through December 31, 2025	$48.4797	$68.1794

PS-11

January 1, 2026 through August 5, 2026	$28.8643	$97.0437

However, the ordinary income reported in each taxable year will be adjusted to reflect the actual payments on the Notes in such year. Specifically, a U.S. Holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a Note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a Note for a taxable year will first reduce the amount of interest in respect of the Note that a U.S. holder would otherwise be required to include in income in the taxable year and, to the extent of any excess, will give rise to an ordinary loss equal to that portion of this excess as does not exceed the excess of the amount of all previous interest inclusions under the Note. A net negative adjustment is not generally subject to the limitations imposed on miscellaneous deductions.

In addition, we have determined the projected payment schedule for the Notes as follows:

Taxable Year	Payment on February 5	Payment on May 5	Payment on August 5	Payment on November 5
2024	$N/A	$N/A	$N/A	$13.8750
2025	$13.8750	$11.5490	$11.5490	$11.5490
2026	$11.5490	$11.5490	$11.5490	$N/A

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

A U.S. Holder will recognize gain or loss upon the sale, exchange or maturity of the Notes in an amount equal to the difference, if any, between the cash amount received at such time and such holder’s adjusted basis in the Notes. In general, a U.S. Holder’s adjusted basis in the Notes will equal the amount paid for the Notes, increased by the amount of interest previously accrued with respect to the Notes, disregarding any net positive and net negative adjustments, and decreased by the amount of any non-contingent payments and the projected amount of any contingent payments previously made on the Notes.

In addition, any gain a U.S. Holder recognizes upon the sale, exchange or maturity of the Notes will be ordinary interest income. Any loss recognized at such time will be ordinary loss to the extent of interest included as income in the current or previous taxable years in respect of the Notes, and, thereafter, capital loss. The deductibility of capital losses and ordinary loss carryforwards is subject to limitations.

Non-U.S. Holders

Please see the discussion under “Material Income Tax Consequences — United States Taxation” in the accompanying Prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes.

PS-12

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the Note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the Notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. CIBCWM or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of $1.00 (0.10%) per $1,000 principal amount of the Notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for Notes purchased by certain fee-based advisory accounts will be 99.90% of the principal amount of the Notes. Any sale of a Note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such Note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the Notes to such advisory account but not by more than 0.10% of the principal amount of the Notes.

We will deliver the Notes against payment therefor in New York, New York on a date that is more than one business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We may use this pricing supplement in the initial sale of the Notes. In addition, CIBCWM or any of our other affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.

PS-14

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 6, 2023, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 6, 2023, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

PS-15